CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Notes	$55,000,000.00	$6,303.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Final Pricing Supplement No. 2 to Prospectus Supplement dated September 13, 2011 and Prospectus dated September 30, 2009	Filed pursuant to Rule 424(b)(5) Registration Statement No. 333-162219 February 15, 2012

The Royal Bank of Scotland Group plc (Issuer)

$55,000,000 Callable Fixed Rate Step-Up Notes Due February 21, 2019

■ Interest will be payable semi-annually and will accrue at the following rates:

■ 5.00% per annum from, and including, February 21, 2012 to, but excluding, February 21, 2017;

■ 6.00% per annum from, and including, February 21, 2017 to, but excluding, February 21, 2018; and

■ 8.00% per annum from, and including, February 21, 2018 to, but excluding, the scheduled maturity date.

■ Subject to early redemption at our option, in whole or in part, on any interest payment date occurring on or after February 21, 2016.

■ 100% repayment of principal, plus any accrued and unpaid interest, at maturity or upon early redemption.  All payments of interest and repayment of principal at maturity are subject to the creditworthiness of The Royal Bank of Scotland Group plc. The Royal Bank of Scotland Group plc is a holding company, and its subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.

■ 7-year term, subject to our call right.

■ Intended to be listed on the Channel Islands Stock Exchange.

$1,000 principal amount per Callable Fixed Rate Step-Up Note
Dates:
Pricing Date: February 15, 2012
Settlement Date: February 21, 2012
Maturity Date: February 21, 2019
CUSIP / ISIN No.: 78011PAB3 / US78011PAB31

The Callable Fixed Rate Step-Up Notes due February 21, 2019 (the “securities”) involve risks not associated with an investment in conventional debt securities.  See “Risk Factors” beginning on page PS-3 of this pricing supplement and beginning on page S-2 of the prospectus supplement.
We are not a bank, and the securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved the securities, or determined if this pricing supplement, the prospectus supplement or the prospectus are truthful or complete.  Any representation to the contrary is a criminal offense.

	Per Security	Total
Original Offering Price (1)	$1,000.00	$55,000,000.00
Agent’s Commission	$ 13.50	$ 742,500.00
Proceeds, before expenses, to The Royal Bank of Scotland Group plc	$ 986.50	$54,257,500.00

(1) The value you might expect to receive if you were able to resell the securities on the pricing date is less than the Original Offering Price.  This is because the Original Offering Price includes the underwriting discount set forth above and also reflects our cost of hedging our obligations under the securities.  For additional information, see “Risk Factors—The value of your securities on the pricing date will be less than the Original Offering Price due to the underwriting discount, if any, and our cost of hedging, both of which can be expected to be reflected in secondary market prices” on page S-5 of the prospectus supplement.  The Original Offering Price also does not include fees that you may be charged if you buy the securities through your registered investment advisers for managed fee-based accounts.

Barclays Capital
February 15, 2012

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Summary

The Callable Fixed Rate Step-Up Notes due February 21, 2019 (the “securities”) are senior unsecured obligations issued by us, The Royal Bank of Scotland Group plc.  The securities will rank equally with all of our senior unsecured indebtedness from time to time outstanding, and all payments on the securities are subject to the credit risk of The Royal Bank of Scotland Group plc.  The Royal Bank of Scotland Group plc is a holding company, and its subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.

From the original issue date to but excluding February 21, 2017, the securities will accrue interest at a fixed rate of 5.00% per annum. From February 21, 2017 to but excluding February 21, 2018, the securities will accrue interest at a fixed rate of 6.00% per annum. From February 21, 2018 to but excluding February 21, 2019, the securities will accrue interest at a fixed rate of 8.00% per annum.  We have the right to redeem the securities at our option, in whole or in part, on any interest payment date occurring on or after February 21, 2016.  If the securities have not been previously redeemed, we will pay to you at maturity the principal amount of your securities plus any accrued and unpaid interest, subject to our credit risk.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the prospectus supplement.

Key Terms
Issuer:	The Royal Bank of Scotland Group plc (“RBSG”)
Original offering price:	$1,000 per security
Term:	7 years, subject to our call right.
Maturity date:
February 21, 2019.  If the scheduled maturity date is not a business day, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

Payment at maturity:
If the securities have not been previously redeemed, on the maturity date, you will be entitled to receive the principal amount, plus any accrued and unpaid interest on the securities, subject to the credit risk of RBSG.

Interest rates:
For each interest period, interest on the securities will accrue at the following rates:
▪ 5.00% per annum from, and including, February 21, 2012 to, but excluding, February 21, 2017;
▪ 6.00% per annum from, and including, February 21, 2017 to, but excluding, February 21, 2018; and
▪ 8.00% per annum from, and including, February 21, 2018 to, but excluding, the scheduled maturity date.
Interest on the securities will be calculated on the basis of a 360-day year of twelve 30-day months.

Interest periods:
Semi-annually, with the first interest period commencing on, and including, the original date of issuance of the securities on February 21, 2012, and ending on, but excluding, the first interest payment date.  Thereafter, each interest period will commence on, and will include, an interest payment date, and will extend to, but will exclude, the next succeeding interest payment date or the maturity date (or any applicable Early Redemption Date), as applicable.

Interest payment dates:
February 21st and August 21st of each year, beginning on August 21, 2012.  If any interest payment date falls on a day that is not a business day, we will make the required payment on the next business day and no additional interest will accrue in respect of the payment made on the next business day.

Optional early redemption:
We have the right to redeem the securities at our option, in whole or in part, on February 21, 2016 and on any subsequent interest payment date (each, an “Early Redemption Date”).  The redemption price will be 100% of the principal amount of the securities redeemed, plus any accrued and unpaid interest to, but excluding, the Early Redemption Date that we specify.  In order to redeem the securities, we will give notice to the security holders not less than 5 business days nor more than 60 calendar days before the specified Early Redemption Date.

Business day:	A “business day” means any day except for a Saturday or Sunday or a day on which banking institutions in New York and in London are authorized or obligated by law or executive order to close.
Calculation agent:	Barclays Bank PLC

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Risk Factors

There are important differences between the securities and a conventional debt security.  An investment in the securities involves significant risks, including those listed below.  You should carefully review the more detailed explanation of risks relating to the securities in the “Risk Factors” sections beginning on page S-2 of the prospectus supplement.  We also urge you to consult with your investment, legal, accounting, tax, and other advisors before you invest in the securities.

•          The credit risk of The Royal Bank of Scotland Group plc, and its credit ratings and credit spreads may adversely affect the value of the securities.

•	It is possible that you may receive below-market interest for one or more interest periods.

•	The securities will be subject to our early redemption.

•	An active trading market is not expected to develop for the notes.

•	The securities may not be a suitable investment for you.

•	The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation, the Deposit Insurance Fund or any other government agency.

•	The value of the securities prior to maturity will be influenced by many unpredictable factors, and may be less than the Original Offering Price.

•	Hedging and trading activities by us, our affiliates, and Barclays Capital Inc. and its affiliates may adversely affect the value and your return on the securities.

•
The value of your securities on the pricing date is less than the Original Offering Price due to the underwriting discount and our cost of hedging, both of which can be expected to be reflected in secondary market prices.

Additional Risk Factors

The securities are effectively subordinated to our secured indebtedness and are structurally subordinated to all liabilities of our subsidiaries.

The securities are unsecured and will be effectively subordinated to all of our existing and future secured indebtedness to the extent of the assets securing such indebtedness.  The Indenture does not restrict our ability to incur additional secured indebtedness in the future.  By reason of such subordination, in the event of our insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, our assets will be available to pay the amounts due on the securities only after all our then existing secured indebtedness has been paid in full.

We are a holding company and our subsidiaries, including The Royal Bank of Scotland plc, have no obligations under the securities.  Any payments to us from our subsidiaries would depend on the earnings and financial condition of our subsidiaries and various business considerations.  Statutory, contractual or other restrictions may also limit our subsidiaries’ ability to pay dividends or make distributions, loans or advances to us.  For these reasons, we may not have access to any assets or cash flows of our subsidiaries to make payments on the securities.  Further, none of our subsidiaries has guaranteed or otherwise become obligated with respect to the securities and, as a result, the securities are structurally subordinated to all liabilities of our subsidiaries, including trade payables and depositor and policyholder liabilities.  Our right to receive assets from any subsidiary of ours upon its insolvency, bankruptcy, liquidation, reorganization, dissolution or winding up, and the right of a security holder to participate in those assets, is structurally subordinated to claims of that subsidiary's creditors.  Even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us.  As a result, we may not have sufficient assets to pay amounts due on any or all of the securities then outstanding.

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Investor Considerations

You may wish to consider an investment in the securities if:

•	You are willing to assume the risk that market interest rates may be greater than the applicable interest rate on your securities at any time during the term of the securities.

•
You are willing to accept that a trading market is not expected to develop for the securities, and you understand that secondary market prices for the securities, if any, will be affected by various factors, including the actual and perceived creditworthiness of RBSG, as the issuer of the securities.

•	You are able to and willing to hold the securities until maturity.

•	You are willing to accept the risk that we may redeem the securities prior to maturity and you may be unable to reinvest the proceeds of such redemption at the same rate of interest.

•	You are willing to assume the risk that we will likely not redeem the securities prior to maturity if the interest rate on your securities is lower than the market interest rates at a given time.

•	You are willing to make an investment, the payments on which depend on the creditworthiness of RBSG, as the issuer of the securities.

The securities may not be an appropriate investment for you if:

•	You are unwilling to forgo guaranteed market interest rates for the term of the securities.

•	You seek assurances that there will be a liquid market if and when you want to sell the securities prior to maturity.

•
You are unwilling to accept the risk that the securities may be redeemed prior to maturity, and are unwilling or unable to accept the risk that you may be unable to reinvest the proceeds of such redemption in an investment with a return that is as high as the return on the securities would have been if they had not been redeemed.

•	You are unwilling or are unable to assume the credit risk associated with RBSG, as the issuer of the securities.

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Summary Tax Consequences

You should review carefully the section in the accompanying prospectus supplement entitled “U.S. Federal Income Tax Consequences.” The securities will be treated for U.S. federal income tax purposes as fixed rate debt instruments that are issued without original issue discount.

Interest paid on a security will be taxable to you as ordinary income at the time it accrues or is received in accordance with your method of tax accounting. Upon the sale or exchange of a security prior to maturity, you will recognize taxable gain or loss equal to the difference between the amount realized and your tax basis in the security. For this purpose, the amount realized does not include any amount attributable to accrued interest, which will be treated as a payment of interest that is taxed as described above. In general, gain or loss realized upon the sale or exchange of a security will be capital gain or loss and will be long-term capital gain or loss if you have held the security for more than one year.

For a discussion of U.K. tax considerations relating to the securities, you should refer to the section in the accompanying prospectus supplement entitled “Taxation in the United Kingdom.”

We do not provide any advice on tax matters. You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the securities, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Supplemental Plan of Distribution

We have appointed Barclays Capital Inc. (“Barclays”) as our selling agent for this offering.  Barclays will purchase these securities as principal for its own account at the discount set forth on the cover of this pricing supplement.   Barclays has informed us that, as part of its distribution of the securities, it intends to reoffer the securities to other dealers who will sell the securities.  Each such dealer engaged by Barclays, or further engaged by a dealer to whom Barclays reoffers the securities, will purchase the securities at an agreed concession, not in excess of the discount that Barclays will receive from us.  Barclays has informed us that such concessions may vary from dealer to dealer and that not all dealers will purchase or repurchase the securities at the same concession.  You can find a general description of the commission rates payable to the selling agents under “Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

Barclays may use this pricing supplement and the Prospectus in connection with any of those transactions.  Barclays is not obligated to make a market in any of these securities and may discontinue any market-making activities at any time without notice.

We and our affiliates may enter into one or more hedging transactions in connection with this offering of securities. In particular, an affiliate of Barclays is our swap counterparty for a hedge of our obligations under the securities.   See “Use of Proceeds in the accompanying prospectus supplement.

Validity of the Securities

Davis Polk & Wardwell LLP, New York, New York, will pass upon the validity of the securities and will rely as to all matters of Scots law on the opinion of Dundas & Wilson CS LLP, Edinburgh, Scotland.

THE ROYAL BANK OF SCOTLAND GROUP PLC Callable Fixed Rate Step-Up Notes Due February 21, 2019

Where You Can Find More Information

RBSG has filed a registration statement (including the Prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates.  Before you invest, you should read the Prospectus in that registration statement and other documents related to this offering that RBSG has filed with the SEC for more complete information about RBSG and the offering of the securities.

You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, RBSG, any underwriter or any dealer participating in this offering will arrange to send you the Prospectus if you request by calling toll free (866) 747-4332.

You should read this pricing supplement together with the base prospectus dated September 30, 2009 and the more detailed information contained in the prospectus supplement dated September 13, 2011.  This pricing supplement, together with the documents listed below, contains the terms of the securities and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying prospectus supplement, as the securities involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus Supplement dated September 13, 2011:
http://www.sec.gov./Archives/edgar/data/844150/000095010311003827/dp26061_424b2.htm

•	Prospectus dated September 30, 2009:
http://www.sec.gov/Archives/edgar/data/844150/000095010311003824/dp26029_424b2-base.htm

Our Central Index Key, or CIK, on the SEC website is 844150.  Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our” and “RBSG” or similar references are to The Royal Bank of Scotland Group plc.

The securities are our unsecured and unsubordinated obligations constituting a part of our Series A Senior Notes.